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Exhibit 99.2

Oxfordshire, UK—June 7th, 2001: Bookham Technology plc announces that it has today made a block listing application for the admission of 2,108,957 Ordinary Shares to the Official List maintained by the UK Listing Authority. The application has been made to cover the issue of shares pursuant to arrangements relating to the acquisition of Measurement Microsystems A-Z Inc.

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  Exhibit 99.2